Exhibit 99.2

Item 7 Information

The securities being reported on by the reporting persons herein as parent holding companies are owned, or may be deemed to be beneficially owned as follows:

Company	Type of Company

ASB Bank Limited	BK/HC (NZ registered)
ASB Group Investments Limited	IA (NZ registered)
Capital 121 Pty Limited	HC (AU registered)
First State Investment Managers (Asia) Ltd	HC (AU registered)
First State Investments (UK Holdings) Ltd	HC (UK registered)
First State Investment Management (UK) Limited	IA (UK registered)
First State Investments (Singapore)	IA (SNG registered)
Colonial First State Investments Limited	IA (AU registered)
SI Holdings Limited	HC (UK registered)
FSIB Ltd.	HC (BM registered)
First State Investments Holdings (Singapore) Limited	HC (SNG registered)
First State Investments International Limited	IA (UK registered)
ASB Holdings Limited	HC (NZ registered)